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                              July 21, 2023

       Xianchang Ma
       Chief Executive Officer and Chief Financial Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County , Jining City
       Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarter Ended March 31, 2023
                                                            File No. 333-169397

       Dear Xianchang Ma:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarter Ended March 31, 2023

       Notes to Consolidated Financial Statements
       Note 3 - Summary of Significant Accounting Policies
       Advance to Suppliers, page 7

   1. Given that your advance to suppliers are material to your balance sheets and operating cash flow, please
expand your disclosure in future filings to address your
                                                        accounting policy
related to your advance to suppliers, including the typical time it takes to receive service and
materials and your policies and procedures in establishing an allowance for doubtful
accounts on advances to suppliers. Please tell us how much of the
                                                        $85.3 million of
advance to suppliers as of March 31, 2023 has been subsequently delivered through the
latest date available.
 Xianchang Ma
Tengjun Biotechnology Corp.
July 21, 2023
Page 2
Advances From Customers, page 8

2. We note that you had advances from customers of $117.7 million as of December 31,
         2022. In future filings, please provide a reconciliation of this contract liability including but not limited to revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to ASC 270-10-50-1A.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Three Months Ended March 31, 2023 Compared to Three Months Ended
March 31, 2022, page 18

3.     Please expand your discussion of your result of operations to provide a more
       comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Please revise your future annual and quarterly filings to provide the following:
           Expand your discussion of sales revenue to quantify how much of the increase in revenue was due to changes in volume, changes in selling prices and changes in product mix;
           Expand your discussion of gross profit to quantify the impact of the business factors that affected your gross profit including the impact of your costs of good sold and other costs. Please consider discussing the impact of product mix and raw material pricing and details of other costs that helped to increase your gross profit percentage for water purifiers by 5.6%; and
           Please enhance your disclosure throughout your MD&A to quantify the business reasons for the changes between periods in the significant line items of your statements of income. For example, selling and marketing expenses increased by
            $3,719,205 from $3,357,973 in 2021 to $7,077,178 in 2022, however you have only
            indicated that the increase was driven by an increase in sales commission, because of the increase in sales. Please expand your disclosure to also discuss your advertising,
FirstName LastNameXianchang
            and product promotionalMa expenses as well whether there were changes in your
Comapany commission
            NameTengjun     Biotechnology
                         structure          Corp.
                                    or number  of sales agents that also
contributed to the increase
            in selling
July 21, 2023  Page 2 and marketing expenses.
FirstName LastName
 Xianchang Ma
FirstName  LastNameXianchang
Tengjun Biotechnology Corp. Ma
Comapany
July       NameTengjun Biotechnology Corp.
     21, 2023
July 21,
Page  3 2023 Page 3
FirstName LastName

Form 10-K for the Year Ended December 31, 2022

Risk Factors
Risks Relating to Doing Business in the PRC, page 15

4. As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgments against these individuals. Refer to Item 101(g)
         of Regulation S-K.
Liquidity and Capital Resources, page 26

5. In future filings, please provide a more robust analysis of the changes in cash flows generated from (used in) operating activities. Your analysis should quantify all factors cited and address the material drivers impacting those factors. Please note that references to results and working capital items may not provide a sufficient basis to understand how and why operating cash between comparative periods changed. Refer to
         Section IV.B of SEC Release 33-8350.

Item 9A - Controls and Procedures
(a) Attestation Report on the Registered Public Accounting Firm, page 30

6. We note your disclosure that this annual report does not include an attestation report of your independent registered public accounting firm regarding internal control over financial reporting. In this regard, we also note that you indicated on the cover page of this Form 10-K that you are a non-EGC accelerated filer. Please amend your filing to include an attestation report from your auditor regarding the effectiveness of your internal control over financial reporting as required by Item 308 (b) of Regulation S-K.
Report of Independent Registered Public Accounting Firm , page F-1

7. In second paragraph of the opinion, your auditor indicates as described in Note 2 to the consolidated financial statements, the Company has incurred recurring losses from operations, has a working capital deficit, and is in need of additional capital to grow its operations so that it can become profitable. In Note 2, we note that the Company had accumulated profit of $8,159,037 and working capital of $ 6,912,114 as of December 31,
         2022 as well as net profit of $ 11,971,674 for the year ended December 31, 2022. Please make arrangements with your auditor to revise its opinion to correct this inconsistency. In addition, please help us understand how your auditor determined that there was substantial doubt regarding your ability to continue as a going concern while you concluded that you have sufficient cash on hand to satisfy your anticipated cash requirements for the next twelve months from the issuance of these financial statements. Please revise your disclosure in Note 2 to include disclosures required by ASC 205-40-50-1 through 14.
 Xianchang Ma
Tengjun Biotechnology Corp.
July 21, 2023
Page 4
Statement of Cash Flows, page F-8

8. Please tell us how you determined that "loans to third parties" should be classified within cash flows from operating activities. Please cite the accounting literature used to support your conclusion.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

9. Please revise your disclosure in future filings to describe the role of your sales agents and the nature and terms of your arrangements with the sales agents. Please specify the point in time that you determine control is transferred to a customer and disclose any significant judgments you use to determine the transaction price including your assessment of variable consideration.
Note 7. Other Receivable, page F-18

10. Please expand your accounting policy related to loans to sales agents to address the following:
          discuss and disclose the specific reasons for the loans to your sales agents;
          discuss how you have evaluated the collectability of loans receivables from your sales agents;
          clarify your policy for writing off uncollectible loans receivables; address any material underlying judgments and assumptions involved in your
           assessment; and
          discuss any specific evidence management looked at in concluding on collectability and adequacy of your allowance.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.



                                                            Sincerely,
FirstName LastNameXianchang Ma
                                                            Division of
Corporation Finance
Comapany NameTengjun Biotechnology Corp.
                                                            Office of
Manufacturing
July 21, 2023 Page 4
cc:       Huan Lou, Esq.
FirstName LastName